Exhibit 99.2

Valentia Telecommunications and eircom Funding
Announce Amendment of Consent Solicitation Relating to their
High Yield Notes

Ireland—February 12, 2004. After discussions with certain noteholders, Valentia Telecommunications ("Valentia") and eircom Funding ("eircom") announced today that they have amended the terms of the solicitation of consents (the "Solicitation") to proposed amendments to the indentures governing Valentia's €550,000,000 7.25% Senior Notes Due 2013 (the "Senior Notes") and eircom's €285,000,000 8.25% Senior Subordinated Notes Due 2013 (the "€ Senior Subordinated Notes") and $250,000,000 8.25% Senior Subordinated Notes Due 2013 (the "$ Senior Subordinated Notes", and together with the € Senior Subordinated Notes, the "Senior Subordinated Notes"; the Senior Notes and Senior Subordinated Notes, together the "Notes"). As previously announced, the expiration date for the Solicitation is February 20, 2004 (the "Expiration Date").

Valentia and eircom have revised the proposed amendments for which they are seeking consents (as so revised the "Proposed Amendments") to (i) modify the tests used to calculate the amount of dividends and other payments Valentia may make following an initial public offering of equity securities of Valentia or its parent companies and (ii) modify the conditions which will need to be satisfied before such dividends or other payments may be made. In addition, Valentia and eircom are increasing the proposed consent payments to €20 for each €1,000 principal amount of Senior Notes, $20 for each $1,000 principal amount of $ Senior Subordinated Notes and €20 for each €1,000 principal amount of € Senior Subordinated Notes. Consent payments will be made to holders who have properly furnished, and not revoked, their consents with respect to such Notes on or prior to the Expiration Date, as such Expiration Date may be extended by Valentia and eircom, provided that the following conditions have been satisfied: (i) a majority in outstanding principal amount of the Senior Notes and a majority in outstanding principal amount of the Senior Subordinated Notes consent (and such consents are not revoked) to the Proposed Amendments and such consents are received by the tabulation agent (and not revoked), (ii) the applicable supplemental indentures have been executed giving effect to the Proposed Amendments, (iii) there are no laws or regulations that would, and there is no injunction or action or other proceeding (pending or threatened) that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof and (iv) Valentia or any of its parent companies, including Valentia Holdings Limited ("Holdings"), completes its first initial public offering of equity securities resulting in gross proceeds for that entity of at least €300 million (a "Qualifying IPO"). Although Holdings is considering an initial public offering, no decision has been made by the Board of Directors of Holdings. The timing of any such initial public offering will depend on market conditions and other factors. If a Qualifying IPO is not consummated, no consent fees will be paid. Consent fees will be paid, subject to the satisfaction of all of the conditions set forth above, within 5 business days after completion of a Qualifying IPO.

Consents that were delivered prior to today do not remain valid. Holders who wish to consent to the Solicitation must submit a new consent in accordance with the procedures set out in the Consent Solicitation Statement dated January 22, 2004 as supplemented by a supplement, dated today (as supplemented, the "Consent Solicitation Statement") and an amended form of letter of consent. Holders who do not submit a new consent following this announcement will not receive any consent fees. The record date for the Solicitation continues to be January 21, 2004. The Expiration Date may be further extended at the discretion of Valentia and eircom, as set out in the Consent Solicitation Statement.

All other material terms of the Solicitation as set out in the original Consent Solicitation Statement remain unchanged.

Questions regarding the Solicitation may be directed to, and copies of the Consent Solicitation Statement, which we urge holders to consult before consenting to the Proposed Amendments, may be requested from, Goldman Sachs International at +44 (0) 20 7774 9054 or + 1800 828 3182 or Citigroup at +44 (0) 20 7986 8969, + 1 212 723 6106 (collect) or + 1800 558 3745 (toll free).

CONTACT:	Valentia Telecommunications and eircom Funding Jennifer Creevey (+353) 1 701 5107

Stabilisation/FSA